UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1 to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

YY Group Holding Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), is filing this Amendment No.1 to the Company’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on July 7, 2025, for the purpose of amending and restating in its entirety.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Business Acquisitions.

For the period from January to July 2025, the Company completed a series of transactions to acquire interests in the following entities, pursuant to their respective purchase agreements:

Acquisition of Mediaplus Digital Pte. Ltd. As previously disclosed, on October 21, 2024,the Company entered into a Share Purchase Agreement (the “Mediaplus Agreement”) with Mediaplus Digital Pte. Ltd., a company incorporated under the laws of Singapore (“Mediaplus”), and its shareholders, pursuant to which the Company agreed to acquire 54% of the total share capital of Mediaplus, for consideration consisting of:

●	a cash payment in the amount of Singapore Dollars (“S$”) 1,325,000; and

●	9,260 Class A ordinary shares of the Company.

The foregoing is only a brief description of the material terms of the Mediaplus Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the Mediaplus Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

On January 2, 2025, the Company completed the acquisition of 54% of the total share capital of Mediaplusand issued 9,260 Class A ordinary shares of the Company to the shareholders of Mediaplus.

Acquisition of Property Facility Services Pte. Ltd. As previously disclosed, on January 21, 2025, the Company, entered into a Share Purchase Agreement (the “PFS Agreement”) with Property Facility Services Pte. Ltd., a company incorporated under the laws of Singapore (“PFS”), and its shareholders, pursuant to which the Company agreed to acquire approximately 99.99997% of the total share capital of PFS, for consideration consisting of:

●	a cash payment in the amount of S$816,000;

●	a deferred cash payment in the amount of S$784,000, payable twelve months from completion, subject to downward adjustment of up to S$500,000 based on the net asset value of PFS as of December 31, 2024; and.

●	143,516 Class A ordinary shares of the Company.

The foregoing is only a brief description of the material terms of the PFS Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the PFS Agreement, a copy of which is filed herewith as Exhibit 1.2 and is incorporated herein by reference

On February 2, 2025, the Company completed the acquisition of 99.99997% of the total share capital of PFS and issued 143,516 Class A ordinary shares of the Company to the shareholders of PFS.

Acquisition of YY Circle (Hong Kong) Company Limited. As previously disclosed, on April 10, 2025, the Company entered into a Share Purchase Agreement (the “YY Circle HK Agreement”) with YY Circle (HK) Pte. Limited, a company incorporated under the laws of Hong Kong (“YY Circle HK”), and its shareholder, pursuant to which the Company agreed to acquire 90% of the total share capital of YY Circle HK, for consideration of 1,900,000 Class A ordinary shares of the Company.

The foregoing is only a brief description of the material terms of the YY Circle HK Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the YY Circle HK Agreement, a copy of which is filed herewith as Exhibit 1.3 and is incorporated herein by reference.

On April 14, 2025, the Company completed the acquisition of 90% of the total share capital of YY Circle HK and issued 1,900,000 Class A ordinary shares of the Company to the shareholders of YY Circle HK.

Acquisition of YY Circle (Thailand) Company Limited. As previously disclosed, on May 9, 2025, the Company’s wholly-owned subsidiary, YY Holding (Thailand) Company Limited, a company incorporated under the law of the Kingdom of Thailand (the “Purchaser”), entered into a Share Purchase Agreement (the “YY Circle Thailand Agreement”) with YY Circle (Thailand) Company Limited, a company incorporated under the laws of the Kingdom of Thailand (“YY Circle Thailand”), and its shareholder, who was also a shareholder of YY Circle HK, pursuant to which the Purchaser agreed to acquire an aggregate of 9,800 issued ordinary shares of YY Circle Thailand, representing 49% of the total share capital of YY Circle Thailand, for consideration of 2,000,000 Class A ordinary shares of the Company.

The foregoing is only a brief description of the material terms of the YY Circle Thailand Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the YY Circle Thailand Agreement, a copy of which is filed herewith as Exhibit 1.4 and is incorporated herein by reference.

On June 2, 2025, the Company completed the acquisition of 49% of the total share capital of YY Circle Thailand and issued 2,000,000 Class A ordinary shares of the Company to the shareholder of YY Circle Thailand.

Acquisition of Transocean Oil Pte. Ltd. As previously disclosed, on May 5, 2025, the Company entered into a Share Purchase Agreement (the “Transocean Agreement”) with Transocean Oil Pte. Ltd., a company incorporated under the laws of Singapore (“Transocean”), and its shareholder, pursuant to which the Company agreed to acquire53% of the total share capital of Transocean, for consideration of 4,500,000 Class A ordinary shares of the Company.

The foregoing is only a brief description of the material terms of the Transocean Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the Transocean Agreement, a copy of which is filed herewith as Exhibit 1.5 and is incorporated herein by reference

On June 10, 2025, the Company completed the acquisition of 53% of the total share capital of Transocean and issued 4,500,000 Class A ordinary shares of the Company to the shareholders of Transocean.

Acquisition of Uniforce Security Pte. Ltd. As previously disclosed, on June 2, 2025, the Company entered into a Share Purchase Agreement (the “UFS Agreement”) with Uniforce Security Pte. Ltd., a company incorporated under the laws of Singapore (“UFS”), and its shareholders, pursuant to which the Company agreed to acquire 100% of the total share capital of UFS, for consideration of S$1,000,000.

The foregoing is only a brief description of the material terms of the UFS Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the UFS Agreement, a copy of which is filed herewith as Exhibit 1.6 and is incorporated herein by reference.

On June 5, 2025, the Company completed the acquisition of 100% of the total share capital of UFS.

Acquisition of Pesticide Pest Control Pte Ltd. As previously disclosed, on July 1, 2025, the Company entered into a Share Purchase Agreement (the “Pesticide Agreement”) with Pesticide Pest Control Pte Ltd, a company incorporated under the laws of Singapore (“Pesticide”), and its sole shareholder, pursuant to which the Company agreed to acquire 100% of the total share capital of Pesticide, for consideration of S$150,000.

The foregoing is only a brief description of the material terms of the Pesticide Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the Pesticide Agreement, a copy of which is filed herewith as Exhibit 1.7 and is incorporated herein by reference.

On June 10, 2025, the Company completed the acquisition of 100% of the total share capital of Pesticide.

Upon completion of the forementioned acquisitions, the Company has determined that, in the aggregate, the acquisitions do not exceed the 50% significance threshold under the applicable tests, and thus do not constitute a significant business acquisition for which pro forma financial information would be required pursuant to Rule 3-05 and Article 11 of Regulation S-X. Accordingly, pro forma financial statements are not required.

Completion of Asset Acquisitions

Acquisition of Assets of 24iFM. As previously disclosed, on April 21, 2025, the Company entered into an Asset Purchase Agreement (the “24iFM Agreement”) with certain seller, pursuant to which the Company agreed to acquire the managing facilities application named as 24iFM, its related software licenses, and intellectual property rights from such seller, for consideration of 4,000,000 Class A ordinary shares of the Company.

The acquisition of the assets of 24iFM does not constitute the acquisition of a “business” as defined under Regulation S-X. The assets acquired do not include a workforce, customer contracts, or other elements necessary to operate the acquired assets independently. The acquisition of the assets of 24iFM is intended to complement and enhance the Company’s existing integrated facility management services by improving internal operational efficiency. The application 24iFM will be deployed internally and will not immediately generate independent revenue or require standalone operational resources. Accordingly, the requirements for pro forma financial information under Rule 3-05 and Article 11 of Regulation S-X do not apply to the acquisition of the assets of 24iFM.

The foregoing is only a brief description of the material terms of the 24iFM Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder. Such description is qualified in its entirety by reference to the full text of the 24iFM Agreement, a copy of which is filed herewith as Exhibit 1.8 and is incorporated herein by reference.

On June 17, 2025, the Company completed the acquisition of the assets of 24iFM and issued 4,000,000 Class A ordinary shares of the Company to the seller.

Exhibits

1.1	Share Purchase Agreement, dated as of October 24, 2024, by and among YY Group Holding Limited, Mediaplus Digital Pte. Ltd., and its shareholders, Teo Kai Jie and Tan Lee Yoen

1.2	Share Purchase Agreement, dated as of January 21, 2025, by and among YY Group Holding Limited, Property Facility Services Pte. Ltd., and its shareholders, Tan Gim Har, Cheng Jer Chian, Darren, and Cheng Yi Tong, Amanda

1.3	Share Purchase Agreement, dated as of April 10, 2025, by and among YY Group Holding Limited, YY Circle (Hong Kong) Company Limited, and its shareholder, Teo Shao Wei (Zhang Xiaowei)

1.4	Share Purchase Agreement, dated as of May 9, 2025, by and among YY Holding (Thailand) Company Limited, YY Circle (Thailand) Company Limited, and its shareholder, Teo Shao Wei (Zhang Xiaowei)

1.5	Share Purchase Agreement, dated as of May 5, 2025, by and among YY Group Holding Limited, Transocean Oil Pte. Ltd., and its shareholder, Yeo Khee Seng Benny

1.6	Share Purchase Agreement, dated as of June 2, 2025, by and among YY Group Holding Limited, Uniforce Security Pte. Ltd., and its shareholders, Tan Teck Kee (Chen Deqi), Sean Hock Thiam, and Harry Walter Martin IV

1.7	Share Purchase Agreement, dated as of July 1, 2025, by and among YY Group Holding Limited, Pesticide Pest Control Pte Ltd, and its shareholder, Mohamed Farouk Bin Abdul Latiff

1.8	Asset Purchase Agreement, dated as of April 21, 2025, by and between YY Group Holding Limited and Shiqing Wang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: August 11, 2025	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director